EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Second Quarter		Six Months
	6/27/08	6/29/07	6/27/08	6/29/07
Numerator:
Net earnings	$39.0	$29.6	$55.6	$55.1

Denominator:
Denominator for basic earnings per share -
Weighted average shares outstanding	397.5	438.1	402.7	438.1
Effect of dilutive securities:
Stock options and awards	1.0	5.2	0.9	5.1

Denominator for diluted earnings per share -
Adjusted weighted average shares outstanding and assumed conversions	398.5	443.3	403.6	443.2

Net earnings per share – basic	$0.10	$0.07	$0.14	$0.13

Net earnings per share – diluted	$0.10	$0.07	$0.14	$0.12

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